February 18, 2003


Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549

Re: Credicorp Ltd. - Report on Form 6-K


Dear Sirs:

On behalf of Credicorp Ltd. (the "Company"), I hereby notify you of the following Material Event on the Company's Report on Form 6-K (the "Form 6-K"). The attached Material Event ("Hecho de Importancia") are being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following:

-- Notice of Material Event, submitted to CONASEV and the "Bolsa de Valores de Lima" on February 11, 2003.

Please direct any questions or comments you may have regarding this filing to the undersigned at 156 Calle Centenario, La Molina, Lima - 12 Peru.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    Credicorp Ltd.

                                    Name: Ray Campos
                                    Title: Authorized Representative

                        SECURITIES AND EXCHAGE COMMISSION
                              Washington, DC 20549

                                    ________

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                     For the quarter ended December 31, 2002

                                 Credicorp Ltd.
                                 Clarendon House
                                 Church Street
                                 Hamilton HM 11 Bermuda

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F___x_ Form 40-F________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes________ No_____x______

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

    February 11, 2003

    CONASEV

    Dear Sirs:

In accordance with articles 10 and 28 of the Capital Markets Law and CONASEV resolution number 107-2002-EF/94.10, Credicorp Ltd. complies in notifying you of the following Material Event:

Today the Central Management of our company approved the consolidated financial statements for Credicorp and subsidiaries as of December 31,2002,

    Sincerely,

    Benedicto Ciguenas

    Credicorp Ltd.


CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 30, 2002 AND DECEMBER 31, 2001
(Amounts expressed in thousands of U.S. Dollars)

                                                 2002           2001                                     2002      2001
------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                LIABILITIES AND SHAREHOLDERS'
                                                                       EQUITY
------------------------------------------------------------------------------------------------------------------------
                                                                      LIABILITIES
------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                                        CURRENT LIABILITIES
------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                     2,150,946      1,847,266  Deposits and obligations      6,093,007 5,220,580
------------------------------------------------------------------------------------------------------------------------
Interbank Funds                                31,445         50,186  Interbank Funds                  24,740    25,202
------------------------------------------------------------------------------------------------------------------------
Marketable securities, net                                            Deposits from other financial
                                                                       and international
                                              613,174        548,138   institutions                   245,057   319,163
------------------------------------------------------------------------------------------------------------------------
Loans net                                                             Due to banks and
                                            3,030,726      2,156,868   correspondents                 157,977   103,169
------------------------------------------------------------------------------------------------------------------------
Accounts receivables (net)                                            Securities, notes and
                                               49,897         49,285   obligations outstanding        418,638   212,748
------------------------------------------------------------------------------------------------------------------------
Other accounts receivables (net)                    0              0  Accounts payables                     0         0
------------------------------------------------------------------------------------------------------------------------
Other Assets                                  240,283        315,205  Other accounts payables               0         0
------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                        6,116,471      4,966,948  Provisions                            0         0
------------------------------------------------------------------------------------------------------------------------
                                                                      Other liabilities               296,089   255,039
------------------------------------------------------------------------------------------------------------------------
Loan portfolio (net)                        1,366,127      1,563,178  TOTAL CURRENT LIABILITIES     7,235,508 6,135,901
------------------------------------------------------------------------------------------------------------------------
Accounts receivables (net)                          0              0
------------------------------------------------------------------------------------------------------------------------
Other accounts receivables (net)               91,533        100,250  Debt and financial obligations  126,981   213,081
------------------------------------------------------------------------------------------------------------------------
Disposable assets,                                                    Securities, notes and
 foreclosed assets and out of use assets       92,091         75,750   obligations outstanding         70,958    61,871
------------------------------------------------------------------------------------------------------------------------
Investment securities available for sale      633,131        587,349  Other accounts payables          23,252    23,801
------------------------------------------------------------------------------------------------------------------------
Real state investments (net)                        0              0  Provisions                      273,457   238,159
------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                    Income tax and deferred
                                              288,889        258,870   liabilities                          0         0
------------------------------------------------------------------------------------------------------------------------
Intangible assets (net)                        30,456         29,496  Other liabilities                     0         0
------------------------------------------------------------------------------------------------------------------------
Income tax and deferred assets                      0              0  TOTAL NON CURRENT LIABILITIES   494,648   536,912
------------------------------------------------------------------------------------------------------------------------
Other Assets                                        0              0  TOTAL LIABILITIES             7,730,156 6,672,813
------------------------------------------------------------------------------------------------------------------------
                                                                      Minority Interest                64,742   112,255
------------------------------------------------------------------------------------------------------------------------
                                                                      SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------
                                                                      Paid in Capital                 398,735   397,307
------------------------------------------------------------------------------------------------------------------------
                                                                      Additional Capital              140,500   139,020
------------------------------------------------------------------------------------------------------------------------
                                                                      Reserves                         69,527    69,527
------------------------------------------------------------------------------------------------------------------------
                                                                      Other Reserves                   34,577    34,577
------------------------------------------------------------------------------------------------------------------------
                                                                      Retained earnings               180,461   156,342
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
TOTAL NON CURRENT ASSETS                    2,502,227      2,614,893  TOTAL SHAREHOLDERS' EQUITY      823,800   796,773
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          TOTAL LIABILITIES AND NET
                                            8,618,698      7,581,841   SHAREHOLDERS'S EQUITY        8,618,698 7,581,841
=====================================================================-==================================================



CREDICORP LTD. AND SUBSIDIARIES
INCOME STATEMENTS
For the periods ended December 31, 2002 and 2001
(In Thousands of U.S. Dollars)


                                                       For the 3    For the 3  For the 12For the 12
                                                       month period   month      month     month
                                                       October 1st    period     period    period
                                                       to December  October 1st Jan. 1st  Jan. 1st
                                                         31, 2002   to December    to        to
                                                                     31, 2001   December  December
                                                                                31, 2002  31, 2001
---------------------------------------------------------------------------------------------------
INCOME                                                     131,379     151,765   513,346   683,639
---------------------------------------------------------------------------------------------------
 Interest Income                                           131,379     151,765   513,346   683,639
---------------------------------------------------------------------------------------------------
  Interest on Deposits with banks                            9,602      10,409    35,050    62,447
---------------------------------------------------------------------------------------------------
  Interest and commissions from Interbank funds                628         125     1,465     3,076
---------------------------------------------------------------------------------------------------
  Interest on trading securities                            17,456      15,064    45,493    65,063
---------------------------------------------------------------------------------------------------
  Interest on Loans                                        101,314     123,786   420,341   544,255
---------------------------------------------------------------------------------------------------
  Income on notes receivables                                    0           0         0         0
---------------------------------------------------------------------------------------------------
  Interest and dividends on investment                         490         380     2,293     2,387
---------------------------------------------------------------------------------------------------
  Fees and other income on financial operations              1,889       2,001     8,704     6,411
---------------------------------------------------------------------------------------------------
  Others                                                         0           0         0         0
---------------------------------------------------------------------------------------------------
Operating Income                                                 0           0         0         0
---------------------------------------------------------------------------------------------------
Other operating revenue                                          0           0         0         0
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
EXPENSES                                                   -43,587     -60,561  -178,070  -318,542
---------------------------------------------------------------------------------------------------
  Interest Expense                                         -43,587     -60,561  -178,070  -318,542
---------------------------------------------------------------------------------------------------
  Interest and fees on obligations with the public         -27,866     -41,163  -117,258  -220,024
---------------------------------------------------------------------------------------------------
  Interest and fees on interbank funds                        -222        -287      -918    -1,762
---------------------------------------------------------------------------------------------------
  Interest on deposits from other
   financial and international institutions                   -214      -1,463    -2,350    -4,320
---------------------------------------------------------------------------------------------------
  Interest on short term debt to banks and
   correspondets                                            -4,914     -10,100   -24,367   -57,415
---------------------------------------------------------------------------------------------------
  Interest on long term debt to banks and
   correspondents                                                0           0         0         0
---------------------------------------------------------------------------------------------------
  Interest and fees on other financial obligations            -407          -9      -514       -63
---------------------------------------------------------------------------------------------------
  Other interest expense                                    -9,964      -7,539   -32,663   -34,958
---------------------------------------------------------------------------------------------------
Operating costs                                                  0           0         0         0
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
GROSS FINANCIAL MARGIN                                      87,792      91,204   335,276   365,097
---------------------------------------------------------------------------------------------------
Provision for lower market value of investments                  0           0         0         0
---------------------------------------------------------------------------------------------------
Provision for possible loan losses, net                    -23,735     -40,394  -111,646  -134,357
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
NET INTEREST INCOME                                         64,057      50,810   223,630   230,740
---------------------------------------------------------------------------------------------------
Other Income                                                48,167      41,353   180,892   165,463
---------------------------------------------------------------------------------------------------
Other expense                                              -24,506     -22,001   -97,901   -97,017
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
OPERATING MARGIN                                            87,718      70,162   306,621   299,186
---------------------------------------------------------------------------------------------------
Administrative expenses                                   -108,246    -103,249  -391,242  -403,855
---------------------------------------------------------------------------------------------------
Cost of sales                                               -5,300      -5,377   -18,181   -16,296
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
OPERATING RESULTS                                          -25,828     -38,464  -102,802  -120,965
---------------------------------------------------------------------------------------------------
Financial income                                            48,059      82,171   190,582   215,449
---------------------------------------------------------------------------------------------------
Financial expense                                                0           0         0         0
---------------------------------------------------------------------------------------------------
Other income and expense                                         0           0         0         0
---------------------------------------------------------------------------------------------------
Result from exposure to inflation                              384         835    -2,482    -2,575
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
Income before income taxes and extraordinary items          22,615      44,542    85,298    91,909
---------------------------------------------------------------------------------------------------
Participations                                                   0           0         0         0
---------------------------------------------------------------------------------------------------
Income taxes                                                -5,987      -8,605   -32,628   -21,557
---------------------------------------------------------------------------------------------------
Income before extraordinary items                           16,628      35,937    52,670    70,352
---------------------------------------------------------------------------------------------------
Extraordinary income                                             0           0         0         0
---------------------------------------------------------------------------------------------------
Extraordinary expenses                                           0           0         0         0
---------------------------------------------------------------------------------------------------
Income before minority interests                            16,628      35,937    52,670    70,352
---------------------------------------------------------------------------------------------------
Minority interest                                           -3,110      -9,427   -10,287   -15,839
---------------------------------------------------------------------------------------------------
Net Income                                                  13,518      26,510    42,383    54,513
---------------------------------------------------------------------------------------------------
Prefered dividends                                               0           0         0         0
---------------------------------------------------------------------------------------------------
NET ATTRIBUTABLE INCOME                                     13,518      26,510    42,383    54,513
---------------------------------------------------------------------------------------------------
Earnings per share                                        0.169511    0.330875  0.531468  0.680383
---------------------------------------------------------------------------------------------------
Diluted earnings per share                                0.169511    0.330875  0.531468  0.680383
---------------------------------------------------------------------------------------------------




CREDICORP LTD. AND SUBSIDIARIES
Changes in Shareholder's Equity
For the periods ended December 31 of 2002 and 2001
(In Thousands of U.S. Dollars)


                                                    Common   Capital    Legal   Special  Retained    Total
                                                     Shares   Surplus   Reserve  Reserve  Earnings
------------------------------------------------------------------------------------------------------------
Balances at January 1, 2001                          400,607  145,064    69,527   28,659   138,873  782,730
------------------------------------------------------------------------------------------------------------
 1.  Changes in accounting practices
     and correction of material errors                     0        0         0        0     4,461    4,461
------------------------------------------------------------------------------------------------------------
 2. Distribution and appropriation of profits              0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 3. Dividends and participations                           0        0         0        0   -23,908  -23,908
------------------------------------------------------------------------------------------------------------
 4. New capital additions                                  0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 5. Changes in premiums and donations                      0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 6. Increase or decrease due to mergers or spinoffs        0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 7. Asset revaluations                                     0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 8. Capitalization of equity accounts                      0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 9. Capital reductions                                     0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
10. Profit (loss) net of the current period                0        0         0        0    54,513   54,513
------------------------------------------------------------------------------------------------------------
11. Other increase (decrease) of equity accounts      -3,300   -6,044         0    5,918   -17,597  -21,023
------------------------------------------------------------------------------------------------------------
Balances at December 31, 2001                        397,307  139,020    69,527   34,577   156,342  796,773
------------------------------------------------------------------------------------------------------------
Balances at January 1, 2002                          397,307  139,020    69,527   34,577   156,342  796,773
------------------------------------------------------------------------------------------------------------
    Changes in accounting practices
 1.  and correction of material errors                     0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 2. Distribution and appropriation of profits              0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 3. Dividends and participations                           0        0         0        0   -15,987  -15,987
------------------------------------------------------------------------------------------------------------
 4. New capital additions                                  0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 5. Changes in premiums and donations                      0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
    Increase or decrease due
 6.  to mergers or spinoffs                                0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 7. Asset revaluations                                     0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 8. Capitalization of equity accounts                      0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
 9. Capital reductions                                     0        0         0        0         0        0
------------------------------------------------------------------------------------------------------------
10. Profit (loss) net of the current period                0        0         0        0    42,383   42,383
------------------------------------------------------------------------------------------------------------
11. Other increase (decrease) of equity accounts       1,428    1,480         0        0    -2,277      631
------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                        398,735  140,500    69,527   34,577   180,461  823,800
------------------------------------------------------------------------------------------------------------

CREDICORP LTD. AND SUBSIDIARIES
Statement of Cash Flows
For the periods ended December 31 of  2002 and 2001
(In Thousands of U.S. Dollars)

                                                                                     For the 12    For the 12
                                                                                        month     month period
                                                                                      period Jan.  Jan. 1st to
                                                                                        1st to    December 31,
                                                                                       December        2001
                                                                                       31, 2002
----------------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET RESULTS WITH CASH AND
 CASH EQUIVALENTS PROVIDED BY OPERATIONS
----------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD                                                          42,383         54,513
----------------------------------------------------------------------------------------------------------------
ADJUSTMENTS TO NET RESULTS OF THE PERIOD                                                       0              0
----------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                             44,371         46,732
----------------------------------------------------------------------------------------------------------------
Loan loss provision                                                                      111,646        134,357
----------------------------------------------------------------------------------------------------------------
Provision for securities and seized assets                                                26,566         26,714
----------------------------------------------------------------------------------------------------------------
Other provisions                                                                               0              0
----------------------------------------------------------------------------------------------------------------
Profit (loss) from the sale of securities                                                 -2,754         31,737
----------------------------------------------------------------------------------------------------------------
Profit (loss) from the sale of properties and equipment                                        0              0
----------------------------------------------------------------------------------------------------------------
Others                                                                                         0              0
----------------------------------------------------------------------------------------------------------------
DEBITS AND CREDITS FROM NET CHANGES IN ASSETS AND LIABILITIES
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in receivables and other accounts receivables                          8,105        -10,603
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in notes payables and other accounts payables                           -549          8,368
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in other assets                                                       74,926        -47,252
----------------------------------------------------------------------------------------------------------------
Increase (decrease) in other liabilities                                                  53,812           -609
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY OPERATIONS                  358,506        243,957
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
Increase from sale of properties and equipment                                               551            356
----------------------------------------------------------------------------------------------------------------
Increase from sale of other non financial assets                                               0              0
----------------------------------------------------------------------------------------------------------------
Purchase of properties and equipment                                                     -61,339        -28,086
----------------------------------------------------------------------------------------------------------------
Purchase of other non financial assets                                                  -167,810       -281,531
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY INVESTING ACTIVITIES       -228,598       -309,261
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
Increase (decrease) net of deposits and obligations                                    1,004,211         87,281
----------------------------------------------------------------------------------------------------------------
Increase (decrease) net of obligations to banks and correspondents                       -31,754       -117,939
----------------------------------------------------------------------------------------------------------------
Increase (decrease) net of other financial liabilities                                         0              0
----------------------------------------------------------------------------------------------------------------
Increase (decrease) capital and capital surplus                                            2,908         -9,344
----------------------------------------------------------------------------------------------------------------
(Increase) decrease net of the loan portfolio                                           -788,453        258,195
----------------------------------------------------------------------------------------------------------------
(Increase) decrease net of investments                                                         0              0
----------------------------------------------------------------------------------------------------------------
Dividends received (paid)                                                                -31,881         -8,014
----------------------------------------------------------------------------------------------------------------
(Increase) decrease of other financial assets                                                  0              0
----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS PROVIDED BY FINANCING ACTIVITIES        155,031        210,179
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         284,939        144,875
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR                                 1,897,452      1,752,577
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR                                       2,182,391      1,897,452
----------------------------------------------------------------------------------------------------------------


    For additional information please contact:
    Jose Hung Alfredo Montero
    Investor Relations General Manager
    Banco de Credito Banco de Credito, Miami Agency
    Phone: (511) 349-0590 Phone: (305) 448-0971
    E-mail: jhungAbout Equalsbcp.com.pe Fax: (305) 448-0981
    Web site: http://www.credicorpnet.com E-mail: amontero@bcpmiami.com

                   CREDICORP LTD. ANNOUNCES FINANCIAL RESULTS
                     FOR THE QUARTER ENDED DECEMBER 31, 2002

     (Lima, Peru, February 11, 2003) - Credicorp Ltd. ("Credicorp") (NYSE:BAP; LSE:BAPC1) today announced its financial results for the quarter ended December 31, 2002.

     For the twelve month period ended December 31, 2002, Credicorp reported a consolidated net income of US$42.4 million, improving over year 2001 net income of US$54.5 considering that this included extraordinary gains of US$19.0 million from sales of shares in Backus & Johnston and of a subsidiary in El Salvador, that were effected in November 2001. Earnings per share were US$0.53 in 2002 and US$0.68 in 2001.

     In the fourth quarter of 2002 Credicorp had net income of US$13.5 million, while net income in the year-ago quarter increased to US$26.5 million because of the above mentioned extraordinary gains. Quarterly net income per share was US$0.17 and US$0.33 in fourth quarter 2002 and 2001, respectively.

    Full year 2002 operating results, as well as results in its fourth quarter, improve over results in the same year-ago periods, mainly due to higher non-financial income and lower loan loss provisions, which offset lower net interest income and higher operating expenses.

    I. CREDICORP LTD. AND SUBSIDIARIES


                         CREDICORP LTD. AND SUBSIDIARIES
                               SUMMARY OF RESULTS
                (In U.S.$ millions, except net income per share)

                                                    Three months ended                 Twelve months ended
                                         ------------------------------------------------------------------------
                                              31.12.01         30.09.02     31.12.02    31.12.01         31.12.02
                                         ------------------------------------------------------------------------
Net interest income                             94.5             77.5         79.2       376.2            335.3
Provisions for possible loan losses, net        40.4             32.2         23.7       134.4            111.6
Other income                                   116.4             89.6        104.8       357.5            371.5
Claims on insurance activities                  22.0             25.5         24.5        97.0             97.9
Other expenses                                 102.9             94.9        113.5       407.9            409.4
Translation result                               0.8             (0.9)         0.4        (2.6)            (2.5)
Income before income
 tax and minority interest                      46.4             13.7         22.6        91.9             85.3
Income Tax                                     (10.5)            (8.8)        (6.0)      (21.6)           (32.6)
Minority Interest                               (9.4)            (1.8)        (3.1)      (15.8)           (10.3)
               Net Income                       26.5 (2)          3.1         13.5        54.5 (2)         42.4
               ----------                      ----- ---         ----        -----       ----- ---        -----
Net Income per share (1)                        0.33 (2)         0.04         0.17        0.68 (2)         0.53
                                               ----- ---         ----        -----       ----- ---        -----


(1) Based on 79.5 million in 4Q01 and 79.8 million net outstanding shares at 3Q02 and 4Q02. The total number of shares is 94.4 million, however, as 14.6 million are held by affiliates as treasury shares, the net consolidated outstanding shares are 79.8 million.
(2) Includes US$19.0 million (US$0.23 per share ) extraordinary gains on sales of securities and a subsidiary.

     I.1 PERUVIAN ECONOMIC SITUATION

     Actual GDP growth rates continued to exceed market expectations. With growth of 2.8% achieved in the first quarter 2002, 6.1% in the second and 5.2% in the third, cumulative growth through November 2002 reached 4.8%. The recovery of economic activity, is based, since the second quarter, on growth of non-primary sectors, while in prior periods it depended on growth of the mining sector brought by Antamina. Nevertheless, the recovery of the construction sector, of non-primary manufacturing (which include textiles and cement production) and of consumption, is noteworthy. In the first quarter of 2003 GDP growth is expected to continue over 4%, slowingdown in the rest of the year where growth should exceed 3% for total fiscal 2003.

     Continuing a positive trend that began in the last quarter of 2001, aggregate demand data show that Internal Demand increased 5.3% in the third quarter of 2002, after increasing 1.0% and 4.8% in the first and second quarters, repectively. Growth in the third quarter 2002, is mostly due to increased private and public consumption, 5.8% and 3.8%, respectively, while total investment grew 5.8% after dropping for seven consecutive quarters, since the third quarter of 2000.

     In the fourth quarter of 2002, the consumer price index in Peru increased 0.3%, lower than 0.6% inflation in each of the preceding two quarters. Cumulative inflation in year 2002 was 1.5%, and remained below the 2.0% target established for total 2002 by the Central Bank. The wholesale price index declined 0.2% in the current quarter, after growing 1.7% in both the third quarter and cumulative for the whole year 2002.

     The average bank market Nuevos Soles exchange rate in Peru was S/.3.514 at December 31, 2002, recovering from S/.3.644 at the end of the third quarter, a 3.6% revaluation. Cumulative devaluation for total year 2002 was 2.0%.

    International reserves of the Central Bank decreased from US$9,857 million at September 30, 2002 to US$9,598 million at December 31,2002, mostly due to seasonal withdrawals by banks.

    During the fourth quarter 2002 both deposit and loan volumes had a slight positive trend. Deposits in the fifteen commercial banks in the system reached S/.49.2 billion (US$14.0 billion), according to the Asociacion de Bancos del Peru (ASBANC) as of December 31, 2002, remaining similar in nominal terms to the preceding quarter balance due to the 3.6% lower exchange rate, but grows 5.9% compared to year-ago deposits.

    During the quarter ended December 31, 2002, local currency loans in the banking system grew 6.2%, in nominal terms, to S/.7.6 billion (US$2.2 billion), while foreign currency loans remained unchanged at US$8.4 billion.

    As of December 31, 2002, the Peruvian bank's average past due ratio was 7.7%, better than 8.2% in September 2002, and 9.1% at December 2001. It should be noted that these ratios are below actual ones due to the benefits of government sponsored programs that exchanged Treasury Bonds for past due loans. BCP decided not to take advantage of these programs.

    Commercial banks' past due loans decreased 7.9% during the current quarter to S/.2.9 billion (US$813 million), and are 13.5% below bad loans at December 2001 (in nominal terms). At December 31, 2002, loan loss provisions were S/.3.8 billion (US$1.1 billion), decreasing slightly during this quarter mostly due to the aforementioned exchange rate revaluation. The system-wide past due loan coverage ratio was 133.8% at year-end 2002, better than 114.2% at the close of the prior year.

    During the fourth quarter 2002 commercial banks' local currency interest rates increased, changing their negative trend due to the exchange rate volatility and the Central Bank's policy change in favor of monetary contraction. Local currency average loan rates (TAMN) were 21.1% in fourth quarter 2002, increasing from 20.0% in the preceding third quarter of 2002, while deposits rates (TIPMN) grew to 3.7% from 3.2%, respectively. The average local currency interbank rates increased from 3.7% in third quarter of 2002 to 4.1% in the current quarter. Foreign currency loan rates (TAMEX) were 10.1% in fourth quarter 2002, remaining similar to the preceding period, while deposit rates (TIPMEX) decreased slightly to 1.4% from 1.5% in the third quarter of 2002.

    I.2 INTEREST INCOME AND OTHER INCOME

     Net interest income in the fourth quarter of 2002 was US$79.2 million, 16.2% less than that earned in the same period of 2001, mostly due to lower loan volumes and decreased interest margins. The net interest margin (net interest income over average interest earning assets), on an annualized basis, was 4.97% during the fourth quarter of 2002, lower than 6.16% in the year-ago quarter, and also compared to 5.37% in the third quarter 2002. Net interest margin decreased with respect to the preceding quarter principally due to lower lending rates in foreign currency and higher funding costs in Nuevos Soles, noting the continuing overall excess of liquid funds. The volume in interest earning assets, as an average between quarterly ending balances, reached US$6,370 million in the period, increasing 3.8% compared to US$6,136 million in the last quarter of 2001.

     Non-interest income was US$104.8 million in the fourth quarter of 2002, lower by 10.0% compared to US$116.4 million in the same period of 2001, principally due to US$29.6 millions in gains from the sale of shares and a subsidiary in November 2001, as mentioned before, and registered in the securities transactions caption. Income from banking fees in the fourth quarter of 2002 increased 5.5% compared to revenue in the year-ago period, reaching US$44.2 million. Non-interest income components were as follows:

                                                   4Q01     3Q02     4Q02    4Q02  4Q02 vs.
(In US$Mn)                                                                    vs.    4Q01
                                                                             3Q02
-------------------------------------------------------------------------------------------
Commissions for banking services(1)                  41.9     43.8     44.2    0.9%    5.5%
Net premiums                                         27.2     31.3     30.9   -1.5%   13.3%
Gains from sale of securities                        32.9     -5.7      5.4    N/A   -83.5%
Gains from foreign exchange                           4.0      5.5      7.0   25.7%   73.2%
Other non-interest income                            10.3     14.6     17.3   18.5%   68.5%
Total Non-Interest Income                           116.4     89.6    104.8   16.9%  -10.0%
-------------------------------------------------------------------------------------------


(1) Credicorp's results show reclassifications by BCP, made on prior periods for comparison purposes, in the income from banking fees and general expenses concepts, of expenses incurred to provide certain services and recovered from clients through fees. Starting in 2Q02, financial statements show fee income net of these expenses, which were previously reported as part of general expenses.

    I.3 OTHER NON-INTEREST EXPENSES

     Other non-interest expenses, which include provisions for assets received in lieu of loan repayment and employee profit sharing expense, amounted to US$113.5 million in fourth quarter 2002, 10.3% higher than in the same period of the previous year. Higher expenses are principally explained by BCP's US$4.0 million non-recurrent expenses (see Section II.4), expense from Banco Santander Central Hispano Peru ("BSCH Peru") acquired by BCP (see Sections II.1 and II.5) of US$3.5 million, and US$3.0 million due to severance payments for personnel reduction and the closing of BCP's New York office. Credicorp's other expense components had the following variations:


                                                 4Q01      3Q02       4Q02   4Q02 vs.  4Q02 vs.
(% change and US$Mn)                                                           3Q02      4Q01
------------------------------------------------------------------------------------------------
Salaries and employee benefits                     43.9       43.6      49.5     13.6%     12.9%
General, administrative, and taxes(1)              31.2       33.0      39.8     20.8%     27.7%
Depreciation and amortization                      12.4       10.7      11.5      7.7%     -6.9%
Other                                              15.4        7.6      12.6     66.8%    -18.1%
Total Other Expenses                              102.9       94.9     113.5     20.0%     10.3%
------------------------------------------------------------------------------------------------


(1)  See note in the preceding table.

     The efficiency ratio (adjusted operating expenses, determined by netting provisions for assets received in lieu of loan repayment, employee profit sharing expenses and non-recurrent expenses) as a percentage of total income, without extraordinary concepts, increased to 55.6% in the fourth quarter of 2002 having been 49.4% in the same period last year. Nevertheless, the efficiency ratio improved for full year 2002 to 52.0% from 52.9% in 2001. As explained in
Section II.4, BCP registered US$4.0 million of non-recurrent expenses in this quarter, and US$12.5 million for total 2002. Adjusted operating expenses as a percentage of average total assets was 5.1% the current period, higher than 4.9% in the year-ago quarter.

    I.4 ASSETS AND LIABILITIES

     Credicorp's totals assets were US$8.6 billion at December 31, 2002, 16.5% over the balance at the start of the quarter, and grows 13.6% compared to the ending balance of 2001. The loan portfolio as of December 31, 2002 totaled US$4.8 billion, increasing 24.5% during the present quarter, and are 18.5% higher than the year-ago balance. Deposits and other obligations reached US$6.8 billion at December 31, 2002, a 19.9% increase in the current quarter, and 18.0% in year 2001. Loans and deposits grew in the current quarter mostly due to volume from BSCH Peru. Due to banks and correspondents, which closed at US$309.7 million, remained almost unchanged during the present quarter, but declined 9.3% from US$341.5 million in December 2001.

     Loan quality indicators are shown in the following table:

(In US$Mn)                                       4Q01    3Q02    4Q02
----------------------------------------------------------------------
Total loans                                   4,064.5 3,869.6 4,817.7
Past due loans                                  350.8   310.4   405.3
Loan loss reserves                              344.4   310.8   420.8

Past due / Total loans                            8.6%    8.0%    8.4%
Reserves / Past due                              98.2%  100.1%  103.8%
----------------------------------------------------------------------

     The balance of past due loans increased from US$310.4 million in the preceding quarter to US$405.3 million at the end of 2002, which included US$116.3 milion from BSCH Peru (see Section II.5), and after charge-offs amounting to US$34.5 million.

    I.5 SUBSIDIARIES

     Credicorp's principal subsidiaries contributed to consolidated net income as follows:

(US$Mn)                       4Q01       3Q02       4Q02         12m01      12m02
----------------------------------------------------------------------------------
Banco de Credito BCP           US$11.9    US$10.0    US$22.5    US$45.7    US$59.8
Atlantic                          0.5        0.1        0.2        4.6        1.6
PPS                              19.4        2.7        0.7       18.7        7.0
Banco Tequendama                 -0.1       -3.1       -0.9       -1.8       -4.4
Credicorp and others*            -5.2       -6.6       -9.0      -12.7      -21.6

  Consolidated Net Income      US$26.5    US$ 3.1   US$ 13.5    US$54.5    US$42.4
----------------------------------------------------------------------------------


* Includes Inversiones Credito and Grupo Capital (for contributions through Nov. 2001).

     In the preceding table, the Credicorp and others concept contribute a loss of US$9.0 million in the current quarter, which is mostly due to a US$3.0 million provision for impaired value of investments, and US$2.7 million of provisions on substandard loans transferred from Banco Tequendama. For total 2002, the US$21.6 millones negative contribution is due to Credicorp's US$12.8 million of losses assumed on behalf of Banco Tequendama, of which US$6.5 million corresponded to provisions for transferred loans, and US$6.3 million to exchange losses caused by the devaluation of the Colombian Peso and the Venezuelan Bolivar. Comparing with the previous year, in full year 2001 Credicorp had US$2.4 million cumulative provisions for loans transferred from Banco Tequendama, while there were no provisions for this concept in the fourth quarter of 2001.

     In the present quarter, Banco de Credito BCP contributed US$22.5 million to Credicorp's net income, while its results according to Peruvian accounting principles reported in Section II, amounted to US$12.1 million, with the difference mainly due to higher translation gains registered on Credicorp's records (US$1.2 million) compared to inflation adjustment losses (US$9.9 million), which includes exchange losses on foreign currency asset positions in BCP's accounting based on domestic currency.

     PPS's contributions to Credicorp in full year 2001 (US$18.7 million) and in the fourth quarter of that year (US$19.4 million) are lower than results according to Peruvian accounting principles (US$60.9 million and US$60.1 million, respectively, see section IV), principally due to lower gains from the sale of Backus & Johnston shares. From this operation, approximately a US$20 million gain was obtained by Credicorp, net of provisions, while a US$54 million net profit was recorded in PPS's local books. The lower profit is due to the higher cost of these shares as registered in Credicorp's books, according to market valuation at Credicorp's inception, compared to historic cost at PPS.

     Below are brief comments on some of the subsidiaries not discussed in the following sections of this report:

     Banco de Credito de Bolivia ("BCB"), Bolivia

     Credicorp holds a 99.7% interest in BCB, directly and through various subsidiaries, and it is consolidated within BCP's financial statements. The Bolivian economy, after an stagnant year 2001, is expected to grow 2% in 2002 and may not reach 3% growth in 2003, lower than previously expected due to the government's fiscal difficulties and lower foreign investments. President Sanchez de Lozada, that took office in August, has relaxed monetary policy, facing social unrest with measures in favor of social security and public pension plans, increasing difficulties in financing a budget deficit that amounts to 7% of GDP. The general price level grew only 2.5% in 2002 (0.02% as of June 2002), reflecting the weakness in demand, and continues to be below devaluation which was 9.8% in the year, with an ending exchange rate of 7.50 Bolivianos per U.S. Dollar.

     Loan volume in the banking system continued to decline, which has led the Superintendency to relax regulations on past due loans and loan restructuring requirements. After falling by 10.8% in 2000 and 16.4% in 2001, loans decreased 11.7% in 2002, to finish at US$2,691 million. Loan quality continued to deteriorate, from a past due ratio of 16.1% in December 2001, to 17.6% in December 2002, but improves from 21.6% at September 2002 mostly due to the regulation change that allows overdue loans with less than 30 days past due not to be registered as past due. Total deposits in the system amounted to US$2,729 million at December 2002, lower by 13.6% compared to December 2001.

     BCB's market share in deposits at the end of 2002 was 12.7%, similar to 12.5% at the end of September 2002, remaining as the fifth bank of twelve banks in the system. In terms of loans, BCB ranked as the fourth in the system with 11.7% market share, also similar to 11.9% it had last September.

     As of December 31, 2002, BCB had total loans of US$313.3 million which compares to the US$322.4 million at September 2002, and US$391.5 million at year-end 2001. At the end of the fourth quarter 2002, BCB's past due loans reached US$67.6 million, or 21.6% of total loans, lower than 25.3% at September 2002, but remains over 14.2% at December 2001. Coverage of past due loans with loan loss provisions increases from 57.6% as of December 2001 to 62.5% in December 2002.

     In 2002, loan provisions charged against results in BCB's records amounted to US$14.2 million, compared to US$18.2 million charged during 2001. During 2002, an additional US$16.0 million in loan loss provisions were incurred at the BCP level to cover BCB's impaired assets, while in full 2001 an additional US$13.6 million were provisioned by Credicorp (US$7.0 million) and at the BCP level (US$6.6 million).

     Total year 2002 net income was only US$22 thousand, compared to US$1.3 million in 2001, decreasing principally due to lower net interest income, partially offset by higher gains on sale of securities.

     Banco Tequendama, Colombia

     Colombian GDP grew 1.6% through September 2002, with relatively high growth of 2.2% in the second quarter and 1.9% in the third. Economic activity continues giving slight signs of improvement, led by expansion of the construction and manufacturing sectors, that grew 6.3% and 2.4% in the third quarter, respectively.

     Following the 18.8% devaluation in the third quarter 2002, the exchange rate remained almost unchanged in the last quarter, ending 2002 at Co$2,865 per US$1, resulting in a cumulative devaluation of 25% in the year. Inflation increased from 0.5% in the third quarter 2002 to 1.6% in the current period, reaching 7.0% in the year, which exceeded the official 6% target.

     During the quarter, interest rates continued a slow decline, with the DTF rate decreasing from 8.91% last September to 7.70% at the end of December 2002. After several years of successive lower Central Bank intervention rates with the objective of helping the recovery of economic activity, in January 2003 rates were increased 100 basis points to control inflation.

     Banking system statistics show that loans decrease from US$15.7 billion at December 2001, to US$14.4 billion at the close of October 2002, with the past-due ratio increasing to 13.4%, from 10.3% at year-end 2001. Total deposits in the banking entities were US$18.7 billion at the end of October 2002, decreasing 16.2% since December 2001.

     Banco Tequendama's loan market share, as of October 2002, was 1.43%, lower than 1.49% obtained in December 2001. At the same dates, deposit market share decreased to 0.74% from 0.78%.

     As of December 31, 2002, Banco Tequendama's loans were US$211.7 million, remaining similar to the preceding quarter balance, but decreases from US$245.1 millon as of December 2001. At the end of 2002, deposits totaled US$154.1 million, decreasing slightly compared to US$159.2 million in September 2002, decreasing also from US$227.4 million at the year-ago period.

     The past due loan ratio was 4.3% in December 2002, improving from 4.7% at the end of last September, while coverage with provisions was 67.0%, compared to 72.7%, respectively.

             II. BANCO DE CREDITO DEL PERU AND SUBSIDIARIES ("BCP")


    II.1 NET INCOME

    Consolidated net income for the year ended December 31, 2002 was S/.228.1 million (US$64.9 million), increasing 24.7% compared to net income of S/.182.9 million (US$52.1 million) in 2001. Net income for the quarter ended December 31, 2002 was S/.42.5 million (US$12.1 million), lower than S/.47.0 million (US$13.4 million) in the fourth quarter of 2001. Results in year 2002 increased compared to the previous year principally due to higher non-interest income and lower loan loss provisions, that offset decreased net interest income and higher operating expenses. These same changes are noted comparing fourth quarter 2002 net income with the year-ago period, except for the negative inflation adjustment result, due to the strenghtening of the Nuevo Sol exchange rate in the last quarter, explaining the lower current period profits.

                   BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                             SUMMARY OF RESULTS (1)
        (In constant S/. and U.S.$ millions, except net income per share)

                                  ------------------------------------------------------------------------------
                                               Three months ended                    Twelve months ended
                                  ------------------------------------------------------------------------------
                                   31.12.01   30.09.02   31.12.02    31.12.02   31.12.01   31.12.02   31.12.02
                                  ------------------------------------------------------------------------------
                                                                       US$                              US$
Net interest income                    289.4      261.9       281.8      $80.2    1,164.3    1,098.2     $312.5
Provisions for loan losses, net        113.7      110.1        69.0      $19.6      428.5      369.7     $105.2
Other income                           189.8      195.1       212.4      $60.4      675.8      778.3     $221.5
Other expenses                         295.9      291.2       326.7      $93.0    1,145.8    1,201.5     $341.9
Result from exposure  to inflation      12.9       27.3       (34.6)     ($9.9)      (1.5)      16.8       $4.8

    Income before income tax            82.4       83.1        63.8      $18.2      264.4      322.0      $91.6
Income Tax                              35.4       21.9        21.3       $6.1       81.5       93.9      $26.7

           Net Income                   47.0       61.2        42.5      $12.1      182.9      228.1      $64.9
Net Income per share (2)               0.044      0.057       0.039     $0.011      0.170      0.212     $0.060


(1) Financial statements prepared according to Peruvian GAAP. The financial information is in constant soles as of December 31, 2002. Figures in US$ have been translated at the exchange rate of S/.3.514 to the dollar.

(2)  Based on 1,076 million outstanding shares in all periods.

     During the fourth quarter of 2002 BCP acquired Banco Santander Central Hispano Peru ("BSCH Peru"), which is included in BCP's consolidated financial statements since the beginning of December 2002. The following summary of results, according to Peruvian GAAP, corresponding to the month of December 2002, should be considered only for reference since they include numerous non recurring adjustments due to the acquisition and pending merger.


        BSCH Peru Results month of December 2002        S/.Mn US$Mn(1)
----------------------------------------------------------------------
Net interest income                                     18.2      5.2
Provisions for loan losses, net                          0.0      0.0
Other income                                             7.5      2.1
Other expenses                                          12.7      3.6
Result from exposure  to inflation                       0.8      0.2
Income before income tax                                13.9      3.9
  Income Tax                                             4.2      1.2
    Net Income                                           9.7      2.8
----------------------------------------------------------------------

(1)  Translated at the exchange rate of S/.3.514 per US$1.

     II.2 NET INTEREST INCOME

     Interest income, net of interest payments, in the fourth quarter of 2002 reached S/.281.8 million (US$80.2 million), decreasing 2.6% compared to the same period of last year, but grew 7.6% compared to the preceding third quarter of 2002. The decline versus the prior year quarter is mainly due to lower interest margins, within a persistent excess liquidity environment in both local and foreign currencies.

     During the fourth quarter of 2002, the net interest margin was 5.38%, decreasing from 5.57% in the third quarter of 2002, and also compared to 6.15% during the last quarter of 2001. During the current quarter the margin decreased mostly due to continued declining loan rates in foreign currency and higher local currency deposit interest rates.

     II.3 NON-INTEREST INCOME

     Non-interest income, including fee revenue and other non-interest items, in the fourth quarter of 2002 amounted to S/.212.4 million (US$60.4 million), 11.9% higher than income earned during the same period of 2001, while total year 2002 revenue grew 15.2%, reaching S/.778.3 million (US$221.5 million), mostly due to higher banking services fees and increased recoveries of charged-off accounts and provisions of prior years.

     In the fourth quarter of 2002, fees from banking services amounted to S/.148.5 million (US$42.2 million), 14.1% higher than in the same period of 2001, mostly due to increased revenue from account maintenance and credit card fees. (See note in table of Section I.2.) In the quarter, fees on the most important banking services had the following growth rates:


(In constant S/. Mn.)                               4Q01  4Q02  Growth
----------------------------------------------------------------------
Contingent credits                                   6.7   8.1   20.9%
Foreign Trade                                        5.9   7.9   33.9%
Account Maintenance                                 29.9  37.9   26.8%
Insurance                                            6.0   6.2    3.3%
Collections fees                                    14.0  16.3   16.4%
Fund transfer services                              24.2  26.1    7.9%
Credit card fees                                    14.7  18.4   25.2%
Brokerage                                            6.6   8.6   30.3%
Corporate Finance                                    3.9   4.3   10.3%
Loan administration                                  1.7   0.8  -52.9%
Shipping and handling                                6.5   6.9    6.2%
Other                                               10.1   7.0  -30.7%
    Total                                          130.2 148.5   14.1%
----------------------------------------------------------------------

     In the fourth quarter of 2002, securities transactions resulted in gains of S/.4.7 million (US$1.4 million), compared to the last quarter of 2001 which had gains of S/.21.2 million (US$6.0 million) due to recoveries of excess provisions. The general index of the Lima Stock Exchange increased 21.0% in the fourth quarter of 2002, growing a cumulative 18.3% in the year 2002.

     Gains from foreign exchange operations were S/.23.5 million (US$6.7 million) in the fourth quarter of 2002, 50.4% over revenue in the same period in 2001, mainly due to increased traded volumes, while margins remained almost unchanged.

     The Other Income caption, where reversals of prior year expenses and provisions and recoveries of certain operating costs from clients are booked, increased from S/.22.7 million (US$6.5 million) in the fourth quarter of 2001 to S/.35.6 million (US$10.1 million) in the current period, principally due to increased recoveries of accounts charged-off in previous periods and prior years provisions.

     II.4 OTHER NON-INTEREST EXPENSES

     Non-interest expenses during the fourth quarter of 2002 were S/.326.7 million (US$93.0 million), 10.4% above those of the same period in 2001, mainly due to increased personnel and general expenses. Adjusted operating expenses, determined by excluding provisions for assets received in lieu of loan repayment, non recurring expenses and employee profit sharing expenses, reached S/.287.1 million (US$81.7 million) in the fourth quarter of 2002, increasing 7.3% compared to the year-ago period.

     Approximately 45% of non-interest expenses were attributable to employee salaries and other expenses related to personnel. This concept increased 23.4% to S/.147.5 million (US$42.0 million) when compared to the fourth quarter of 2001, due principally to increased expenses in subsidiaries BSCH Peru and Solucion, and at the Miami office, higher bonuses and severance payments, including payments for the closing of the New York office. At the end of the fourth quarter 2002 the number of employees stood at 8,356, increasing from 7,977 employees as of September 2002, mainly due to 685 employees included from BSCH Peru, partly offset by lower fixed positions at Banco de Credito del Peru, Solucion Financiera and Banco de Credito de Bolivia.

     General and Administrative expenses, which represented 34% of non-interest expenses, reached S/.111.1 million (US$31.6 million) in the fourth quarter of 2002, increasing 24.9% when compared to expenses in the same period a year ago mainly from non-recurring increases in expenses related to systems, third party fees and marketing, while BSCH Peru's expenses amounted to S/.4.0 million (US$1.2 million). Non-recurring expenses are related to BCP's new identity campaign and system's restructuring projects, and in the twelve months through December 2002 amounted to S/.44.1 million (US$12.5 million), while S/.14.2 million (US$4.0 million) were incurred in fourth quarter 2002. (See note in table of Section I.2.) In the quarter, the most significant general and administrative expenses were:


(In constant S/. Mn.)                          4Q01     4Q02   Chnge.
----------------------------------------------------------------------
Office supplies and operating costs             11.9    14.1     18.5%
Communications                                   8.8    10.0     13.6%
Third party fees                                11.3    23.5    108.0%
Insurance and security                           9.0     7.6    -15.6%
Transport of currency and securities            12.7    12.0     -5.5%
Systems and maintenance                         15.1    19.2     27.2%
Advertising and marketing                       17.5    18.2      4.0%
Other G&A                                        2.6     7.0    150.0%
    Total G&A                                   88.9   111.1     24.9%
----------------------------------------------------------------------


     The Other caption within Other Non-Interest Expenses, decreased from S/.48.9 million (US$13.9 million) in the fourth quarter of 2001 to S/.29.8 million (US$8.5 million) in the current quarter, mainly due to lower provisions for contingencies registered within this caption.

     The ratio of adjusted operating expenses (determined by excluding provisions for assets received in lieu of loan repayment, employee profit sharing expense and non-recurring expenses) as a percentage of average total assets, slightly decreased from 5.0% in the fourth quarter of 2001 to 4.9 in the current period.

     Adjusted operating expenses, as a percentage of total income, increased from 55.8% to 58.1% when comparing the fourth quarters of 2001 and 2002, respectively, but improves for total year figures to 55.9% in 2002 from 56.6% in 2001.

     II.5 ASSETS AND LIABILITIES

     Total assets of BCP reached S/.25,517 million (US$7,261 million) at the end of December 2002, increasing 22.0% with respect to the balance at the end of the preceding quarter, and by 21.4% compared to assets at December 2001. Balance sheet changes during the fourth quarter 2002 are mostly due to the inclusion of BSCH Peru, which is consolidated by BCP in its financial statements since the beginning of December 2002. A summary balance sheet of BSCH Peru at December 31, 2002, is shown in the following table:

                          BALANCE SHEETS as of 31.12.02
                                                          ---------------------------------------------------------
                      ASSETS                                   BSCH Peru                     BCP Consolidated
                                                          ---------------------------------------------------------
                                                             S/.Mn         US$Mn(1)         S/.Mn         US$Mn(1)
                                                          -----------    ------------    ----------     -----------
CASH AND DUE FROM BANKS                                        908           $258           7,296         $2,076
MARKETABLE SECURITIES, net                                      78            $22           1,938           $552
LOANS                                                        2,528           $719          15,653         $4,454
-----                                                       ------           ----         -------         ------
   Current                                                   2,165           $616          14,313         $4,073
   Past Due                                                    363           $103           1,340           $381
  Less - Reserve for possible loan losses                     (409)         ($116)         (1,457)         ($415)
LOANS  NET                                                   2,120           $603          14,196         $4,040
----------                                                  ------           ----         -------         ------
                                                                                                0              1
INVESTMENT SECURITIES AVAILABLE FOR SALE                         7             $2             416           $118
PROPERTY, PLANT and EQUIPMENT, net                             146            $42             779           $222
OTHER ASSETS                                                   169            $48             891           $253
                   TOTAL ASSETS                              3,427           $975          25,517         $7,261

               LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:                                    2,920           $831          21,802         $6,204
DUE TO BANKS  AND CORRESPONDENTS                                82            $23             555           $158
OTHER LIABILITIES                                              241            $69           1,165           $331
SHAREHOLDERS EQUITY:                                           183            $52           1,995           $568
                                                              ----                         ------
           TOTAL LIABILITIES AND EQUITY                      3,427           $975          25,517         $7,261
  Contingent Credits                                         1,231           $350           5,465         $1,555
-----------------------------------------------------------------------------------------------------------------

(1)  Translated at S/.3.514 per US$1.00.


     Consolidated total loans were S/.15,653 million (US$4,454 million) at the end of December 2002, increasing 22.7% compared to September 2002, and by 21.5% with respect to year-end 2001. At December 31, 2002, the loan portfolio, net of provisions, represented 55.6% of total assets, higher than 55.2% a year-ago. At the end of the fourth quarter of 2002, the Nuevos Soles portion of the loan portfolio was 15.2%, slightly over 14.9% in September 2002, but below 15.8% as of December 2001.

     As of December 31, 2002 total deposits were S/.21,802 million (US$6,204 million), increasing 18.7% during the current quarter, and by 22.1% since the beginning of the year. During the present quarter, demand deposits grew 26.3%, time deposits increased 18.9% and savings deposits by 12.6%. Deposits denominated in Nuevos Soles were 21.8% of total deposits, remaining similar to 21.9% at September 2002, but increasing over 19.8% at the end of December 2001.

     BCP's subsidiaries had the following loan, net of provisions, and deposit contributions:



                                                        Loans, net                         Total Deposits
(In % and constant S/.Mn.    )               4Q01         3Q02         4Q02        4Q01        3Q02        4Q02
---------------------------------------------------------------------------------------------------------------
Banco de Credito del Peru                   71.1%         81.4%        71.3%      79.8%       88.6%       76.9%
Banco Santander Peru                         -.-           -.-         14.9%       -.-         -.-        13.4%
Banco de Credito de Bolivia                 13.1%          9.2%         6.6%       9.8%        7.0%        6.0%
Banco de Credito Overseas                    9.5%          1.3%         0.5%       7.3%        0.5%        0.3%
Credito Leasing                              4.9%          6.1%         4.8%       2.7%        3.0%        2.4%
Solucion Financiera de Credito               1.4%          2.0%         1.9%       0.4%        0.9%        1.0%
 TOTAL%                                    100.0%        100.0%       100.0%     100.0%      100.0%      100.0%
---------------------------------------------------------------------------------------------------------------
BCP consolidated Total                  S/.11,693     S/.11,632    S/.14,196  S/.17,863   S/.18,371   S/.21,801
---------------------------------------------------------------------------------------------------------------

     According to statistics from the Peruvian Banking Association (ASBANC) for Peruvian commercial banks as of December 31, 2002, Banco de Credito del Peru had a total loan market share of 29.7% (27.8% at September 30, 2002 and 27.2% at December 31, 2001), and 34.0% of deposits (32.9% at September 30, 2002 and 30.9% at December 31, 2001). At December 31, 2002, BSCH Peru's loan market share was 6.6% and 4.7% of deposits.

     Loan portfolio composition by business segment developed as follows:

(In % of total and constant S/. Mn)     31.12.01  30.09.02   31.12.02
----------------------------------------------------------------------
Corporate                                   44.9%     46.7%      42.6%
Middle market                               27.0%     26.3%      28.3%
Retail:                                     28.1%     27.0%      29.1%
- small business                             9.7%     10.2%       9.8%
- home mortgage                              9.9%      8.8%      11.7%
- consumer                                   5.1%      4.7%       4.2%
- credit cards                               3.3%      3.3%       3.4%
Total                                      100.0%    100.0%     100.0%
----------------------------------------------------------------------
              Total Loans               S/.12,883 S/.12,752  S/.15,653
----------------------------------------------------------------------

     In the current quarter, loan balances grew 22.7%, middle market loans higher by 32.2% to S/.4,436 million (US$1,262 million), retail loans by 31.9% to S/.4,546 million (US$1,294 million), and corporate loans higher by 12.1% to S/.6,671 million (US$1,898 million). Retail loans by product performed as follows:


                                   4Q01      3Q02      4Q02         4Q02 vs     4Q02 vs
(% change and constant S/. Mn)                                      3Q02        4Q01
-------------------------------------------------------------------------------------
Small business loans               1,247     1,298     1,535        18.3%       23.0%
Mortgage loans                     1,270     1,126     1,825        62.0%       43.7%
Consumer loans                       657       601       657         9.3%        0.0%
Credit card loans                    437       421       529        25.5%       21.1%
Total Retail                       3,611     3,447     4,546        31.9%       25.9%
-------------------------------------------------------------------------------------

     At December 31, 2002 contingent credits were S/.5,465 million (US$1,555.3 million), increasing 21.4% during the current quarter, and by 52.4% over the December 2001 figure, as can be seen in the following chart:


                                  4Q01    3Q02    4Q02      4Q02 vs    4Q02 vs
(% change and constant S/. Mn)                              3Q02       3Q01
-----------------------------------------------------------------------------
- Guarantees and Stand-by LCs    1,776   1,874   2,383       27.1%      34.2%
- Letters of Credit                344     391     380       -2.8%      10.4%
- Acceptances                      128     107     145       36.1%      13.8%
- Foreign currency forwards        682   1,489   1,572        5.6%     130.7%
- Other contingent accounts        657     641     985       53.7%      49.8%
Total Contingent Credits         3,586   4,502   5,465       21.4%      52.4%
-----------------------------------------------------------------------------


     II.6 LOAN QUALITY

     Balances at December 31, 2002 include S/.363 million (US$103.4 million) of overdue loans from BSCH Peru. Nevertheless, loan quality improvement in other units of BCP partly offset this effect.

     Consolidated past due loans amounted to S/.1,340 million (US$381.2 million) at December 31, 2002, increasing 28.8% over the balance of S/.1,040 million (US$296.1 million) as of the end of the third quarter of 2002, and 18.4% over S/.1,132 million (US$322.1 million) at year-end 2001. The ratio of past due loans as a percentage of total loans improved from 8.79% in December 2001 to 8.56% at December 31, 2002, but slightly increased compared to 8.16% at September 30, 2002.

     At the end of the fourth quarter 2002, outstanding balances of loan loss provisions totaled S/.1,457 million (US$414.6 million), increasing 30.1% compared to the preceding quarter, mainly due to the inclusion of S/.409 million (US$116.3 million) from BSCH Peru. The ratio of loan provisions to past due loans was 108.8% at the end of 2002, slightly higher than the 107.7% at September 2002 and better than 105.1% past due coverage at December 2001.

     Of total provisions outstanding at the end of the current quarter, S/.180.4 million (US$51.3 million) correspond to generic provisions assigned to loans in the Normal (A) risk category, increasing from generic provisions of S/.156.4 million (US$44.5 million) at September 30, 2002, mostly due to S/.23.5 million (US$6.7 million) included from BSCH Peru. Additionally, at year-end BSCH Peru had a US$22.9 million voluntary reserve pending of final allocation.

     Loans believed to be unrecoverable, fully provisioned in prior periods, and written-off during the fourth quarter 2002 amounted to S/.121.3 million (US$34.5 million), of which approximately 8% were related to consumer loans and 11% to agricultural loans under the Agricultural Financial Relief ("RFA") program. This compares to charge-offs in the third quarter of 2002 of S/.98.7 million (US$28.1 million), and S/.153.3 million (US$43.6 million) in the year-ago fourth quarter.

     At the end of the quarter, refinanced loans amounted to S/.896.8 million (US$255.2 million), growing over the balance at September 2002 that was S/.816.5 million (US$232.4 million) mainly due to refinanced loans from BSCH Peru amounting to S/.200.5 million (US$57.1 million).

     Loans classified as Substandard (i.e., Deficient, Doubtful and Loss) were 17.7% of the loan portfolio in December 2002, decreasing from the ratios of 19.5% and 19.0% that resulted in December 2001 and September 2002, respectively. The loan classification is as follows:


(% of Total loans and  S/.Mn const.)     31.12.01     30.09.02     31.12.02
--------------------------------------------------------------------------
A:  Normal                                 69.6%        70.8%        72.2%
B:  Potential Problem                      11.0%        10.2%        10.1%
C:  Deficient                               8.3%         9.2%         7.3%
D:  Doubtful                                4.9%         5.0%         5.3%
E:  Loss                                    6.3%         4.8%         5.1%
               Total                      100.0%       100.0%       100.0%
--------------------------------------------------------------------------
            Total Loans                S/.12,883    S/.12,752    S/.15,653
--------------------------------------------------------------------------

     Loan loss provisions, net of recoveries, charged in total year 2002 amounted to S/.369.7 million (US$105.2 million), 13.7% lower than S/.428.5 million (US$121.9 million) in 2001. Provision expense in 2002 include US$30 million for the past due portfolio of the Bolivian subsidiary, of which US$16.0 million were registered at the BCP level in addition to US$6.6 million provisioned in 2001 (see Section I.5 - BCB). In the fourth quarter of 2002, loan loss provisions, net of recoveries, for the amount of S/.69.0 million (US$19.6 million) were charged against income, decreasing from S/.110.1 (US$31.3 million) provisioned in the third quarter 2002, and also compared to provision expense in the last quarter of 2001 which was S/.113.7 million (US$32.4 million). Quarterly provision expense charged by each business segment is as follows:

(% of Provision expense and S/.Mn const.)         4Q01       3Q02       4Q02
-----------------------------------------------------------------------------
Corporate Banking                                 15.6%      25.7%      43.9%
Middle Market                                     29.5%      37.8%      40.0%
Retail                                            54.9%      36.5%      16.1%
                   Total                         100.0%     100.0%     100.0%
-----------------------------------------------------------------------------
       Total Provision Expense, net            S/.113.7  S/. 110.1   S/. 69.0
-----------------------------------------------------------------------------

     II.7 CAPITAL ADEQUACY

     At the end of the fourth quarter of 2002, BCP's unconsolidated ratio of risk-weighted assets to regulatory capital was 9.6 to 1.0 (10.4%), while the corresponding consolidated ratio was 8.0 to 1.0 (12.5%). Risk-weighted assets include S/.714.7 million (US$203.4 million) of market-risk exposure whose coverage required S/.65.0 million (US$18.5 million) of regulatory capital at December 31, 2002. Peruvian regulations limit risk-weighted assets to a ratio of
11.0 to 1.0 (9.1%).

     As of December 31, 2002, BCP's consolidated "regulatory capital" was S/.2,255 million (US$641.8 million), increasing compared to S/.2,002 million (US$569.8 million) in the preceding quarter mostly due to higher retained earnings, S/.100 million to be capitalized in March 2003, and higher subordinated debt. Regulatory capital included S/.140.2 million ($39.9 million) in subordinated debt in the current period, increasing from S/.89.8 million (US$25.6 million) at September 2002.

                                          BCP               BCP
                                     unconsolidated     consolidated
(In constant S/. Mn.)               31.12.01 31.12.02 31.12.01 31.12.02
----------------------------------------------------------------------
Regulatory capital                   1,404    1,409    2,005    2,255
Risk weighted assets                13,183   13,570   16,499   17,981

Weighted assets / Capital              9.4      9.6      8.2      8.0
Capital / Weighted Assets             10.7%    10.4%    12.2%    12.5%
----------------------------------------------------------------------

     III. ATLANTIC SECURITY HOLDING CORPORATION AND SUBSIDIARIES ("ASHC")

     Consolidated net income for the year ended December 31, 2002 was US$5.8 million, 2.2% over US$5.6 million in 2001. Fourth quarter 2002 net income was US$0.2 million, compared to US$0.5 million in the year-ago quarter. Net income in the current quarter decreases compared to the prior year period due to lower net interest income, partly offset by reduced personnel expenses.

     Net interest income before risk provisions, which includes dividend income, was US$3.9 million in the fourth quarter of 2002, lower than US$4.8 million in the last quarter of 2001. Dividends received in both periods were not significant.

     Net interest margin, without considering dividends and investments in equity shares, was 2.7% during fourth quarter 2002, under the 3.0% margin in the preceding quarter and also in the year-ago period. The margin decreases mainly due to the portfolio shift from higher return fixed income securities in favor of investment grade papers, that offer lower interest rates but that will reduce balance sheet volatility.

     In the fourth quarter of 2002 charges against income for market risk provisions amounted to US$2.1 million, increasing from US$1.0 million charged in the preceding quarter, but lower than US$3.0 million provisioned in the year-ago period. In the current quarter US$0.8 million were also provisioned for credit risks, increasing over US$0.3 million in the preceding period.

     Other Income, which includes fee income and realized gains on securities transactions before risk provisions, improved from a loss of US$0.4 million in the third quarter of 2002 to a gain of US$1.2 million in the current quarter, mainly due to lower realized losses on securities transactions, which drop from a US$1.7 million loss in the third quarter to a US$0.6 million loss in the fourth quarter of 2002, and to exchange gains and recoveries of excess generic provisions amounting to US$0.6 million from the closing of ASB's U.S. agency.

     The loan portfolio, net of provisions, was US$160.5 million as of December 31, 2002, decreasing compared to US$176.1 million at December 2001, mainly due to decreased lending to Peruvian companies and lower risk-participated loans.

     The investment portfolio was US$313.8 million at December 2002, over US$298.9 million last September 2002, but below US$330.6 million at the end of 2001. The increase in the current quarter is principally because of higher valuations in the capital markets and to purchases of investment grade securities.

     Deposits amounted to US$544.3 million at December 31, 2002, increasing from US$537.3 million at the end of the third quarter of 2001, but declines from US$555.7 million at year-end 2001 mostly due to transfers into other investments resulting from lower bank deposit interest rates.

     Funds under management increased 28.9% during 2002, reaching to US$549.1 million at December 31, 2002, from US$426.0 million at the end of 2001, and 7.6% compared to US$510.4 million at the end of the third quarter 2002. The increase is principally due to the introduction of new structured products and funds under management with higher yields than interest paid on bank deposits. Additionally, during the last quarter of 2002 market values of these porfolios increased significantly.

     Net equity reached US$110.3 million at the end of December 2002, higher than US$102.4 million at September 2002 mainly due to lower special equity reserves for unrealized losses on investments which decreased from US$15.1 million at the end of September 2002, to US$7.4 million at the end of the current quarter due to improved values in capital markets of the available for sale proprietary portfolio. The loan portfolio had no past dues.

     The ratio of operating expenses over average assets decrease to 1.2%, annualized, in the fourth quarter of 2002 compared to the 1.4% ratio during the same period in 2001. This ratio declines to 0.7% in the fourth quarter of 2002, when funds under management are included within total assets, improving over 0.9% in the prior year quarter. The improvements a maily due to the closing of ASB's U.S. agency.

     IV. EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES ("PPS")

     PPS obtained in the year ended December 31, 2002 a consolidated net income of S/.35.5 million (US$10.1 million), which compares with net income in 2001 of S/.214.1 million (US$60.9 million) which included a net gain of S/.190.7 million (US$54.3 million) from the sale of Backus and Johnston equity shares. Recurring net income in 2002 improved principally due to higher premiums.

     Net income in the fourth quarter 2002 was S/.1.0 million (US$0.3 million), compared to S/.211.3 million (US$60.1 million) in the year-ago quarter where the above mentioned gain was registered. Net income in the current quarter was affected by high claims and by inflation adjustment losses.

     Total premiums in the fourth quarter of 2002, increased 2.8% to S/.197.3 million (US$56.1 million), compared to S/.191.9 million (US$54.6 million) in the year-ago quarter, but decrease 14.9% compared to S/.231.9 million (US$66.0 million) in the preceding third quarter. Net premiums earned, net of reinsured premiums and reserves, were S/.120.7 million (US$34.3 million) in fourth quarter 2002, 10.8% above the prior year quarter, mainly due to higher retained premiums. Also, premiums grew because of increased prices due to higher international reinsurance costs.

    Additions to technical reserves for premiums grew by S/.28.6 million (US$8.1 million) in the fourth quarter of 2002, most of which, S/.24.5 million (US$7.0 million) were established by Pacifico Vida for its life annuities and life insurance lines.

     Comparing total year results of 2002 and 2001, consolidated premiums consisted of: general insurance lines that amounted to 62.3% of total premiums and increased 22.7%, while Pacifico Salud's premiums were 10.2%, increasing 9.1%, and premiums by Pacifico Vida amounted to 27.5% and grew 7.5%.

     Through December 31, 2002, growth of PacificoSAlud and the health and medical assistance insurance line (21.8% of total premiums) was 6.8%; fire insurance lines (22.7% of total premiums) increased 69.2%; while the automobile insurance line (7.1% of total premiums) decreased 9.8%. Through December 2002, pension fund benefits insurance (8.1% of total premiums) grew 7.3%, while group life insurance and individual life insurance policies (10.8% of total premiums) grew 14.1%, and life annuities (7.5% of total premiums) decreased 1.1% compared to year 2001.

     Net underwriting results was S/.13.8 million (US$3.9 million) in the fourth quarter of 2002, compared to S/.18.8 million (US$5.3 million) in the prior year quarter. The ratio of net underwriting results (net premiums less reserves and claims as a percentage of total premiums) decreased to 7.0% in the fourth quarter of 2002, compared to 9.8% in the prior year period, and to 9.3% in the third quarter 2002 mainly because of higher claims.

     Net claims incurred in the fourth quarter of 2002 were S/.88.4 million (US$25.2 million), 14.9% over claims in the last quarter of 2001, but decrease 3.5% compared to the preceding quarter. The net loss ratio (net claims to net premiums) increases to 73.2% in the current quarter from 70.6% in fourth quarter 2001, and from 71.3% in the preceding third quarter. The net loss ratio for total 2002 was 73.0%, lower than 81.6% in 2001, but continues high in pension fund insurance (116%), health (88%) and in Pacifico Salud (83%).

     The combined ratio (the sum of net claims, general expenses and commissions, as a percentage of net premiums) increased from 107.1% in the fourth quarter of 2001 to 108.1% in the current quarter, due to higher claims, principally in health insurance, Pacifico Salud and pension fund insurance.

     Operating expenses over net premiums declined from 28.1% to 25.4% comparing the fourth quarters of 2001 and 2002, respectively.

     Investments in real estate and financial assets were S/.1,024 million (US$291.5 million) at the end of December 2002, increasing 23.9% from the year-ago balance.

     As of December 31, 2002, total assets were S/.1,416 million (US$403.1 million) increasing 3.6% compared to the year-ago balance. At the end of the current period net equity amounted to S/.334.5 million (US$95.2 million) decreasing 30.1% from net equity at December 2001 mostly due to payment of cash dividends.

     The Peruvian insurance market through November 30, 2002, increased total premiums 18.9% with respect to the same prior year period, reaching US$616.1 million, mainly due to higher reinsurance costs. For the first eleven months of 2002, PPS's market share in total premiums was 32.1% (32.5% in the year-ago period), with the share in general risks lines being 34.0% (35.0% through November 2001), and in life insurance and pension fund benefits lines of 29.9% and 26.0% (29.9% and 25.9% as of November 2001), respectively.



                         CREDICORP LTD. AND SUBSIDIARIES
                                     Table 1
                           CONSOLIDATED BALANCE SHEETS
                         (In thousands of U.S. Dollars)

                                                                                   As of
                                                       --------------------------------------------------------------
                        ASSETS                          Sep. 30, 2001  Dec. 31, 2001   Sep. 30, 2002  Dec. 31, 2002
---------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS
   Cash and non interest bearing deposits in banks             244,009        277,841         251,670        314,404
   Interest bearing deposits in banks                        1,924,882      1,675,562       1,768,854      1,867,987
                                                             ---------      ---------       ---------      ---------
                                                             2,168,891      1,953,403       2,020,524      2,182,391
                                                             ---------      ---------       ---------      ---------

MARKETABLE SECURITIES, net                                     511,821        516,376         518,108        613,174

LOANS                                                        4,313,517      4,064,479       3,869,572      4,817,662
-----                                                        ---------      ---------       ---------      ---------
   Current                                                   3,929,175      3,713,644       3,559,161      4,412,345
   Past Due                                                    384,342        350,835         310,411        405,317
   Less - Reserve for possible loan losses                    (355,793)      (344,433)       (310,787)      (420,809)
LOANS  NET                                                   3,957,724      3,720,046       3,558,785      4,396,853
----------                                                   ---------      ---------       ---------      ---------

INVESTMENT SECURITIES AVAILABLE FOR SALE                       615,003        584,293         618,286        634,151
REINSURANCE ASSETS                                              44,617         45,663          39,279         29,677
PREMIUMS AND OTHER POLICYHOLDER RECEIVABLES                     47,156         54,587          63,020         61,856
PROPERTY, PLANT and EQUIPMENT, net                             251,864        258,870         244,050        288,889
DUE FROM CUSTOMERS ON ACCEPTANCES                               40,605         38,606          30,453         36,068
OTHER ASSETS                                                   393,936        417,072         306,543        376,660

                     TOTAL ASSETS                            8,031,617      7,588,916       7,399,048      8,619,719

---------------------------------------------------------------------------------------------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY

DEPOSITS AND OBLIGATIONS:
   Non-interest bearing                                        632,154        766,607         685,739        822,883
   Interest bearing                                          5,398,318      4,960,884       4,948,560      5,933,819
                                                             ---------      ---------       ---------      ---------
                                                             6,030,472      5,727,491       5,634,299      6,756,702
                                                             ---------      ---------       ---------      ---------

DUE TO BANKS  AND CORRESPONDENTS                               479,749        341,452         305,384        309,698
ACCEPTANCES OUTSTANDING                                         40,605         38,606          30,453         36,068
RESERVE FOR PROPERTY AND CASUALTY CLAIMS                       185,649        193,452         212,514        224,754
RESERVE FOR UNEARNED PREMIUMS                                   39,185         44,707          51,189         48,703
REINSURANCE PAYABLE                                             22,793         23,801          30,564         23,253
OTHER LIABILITIES                                              327,376        310,383         271,845        332,000
MINORITY INTEREST                                              103,073        112,255          64,311         64,742

                  TOTAL LIABILITIES                          7,228,902      6,792,147       6,600,559      7,795,920

               NET SHAREHOLDERS' EQUITY                        802,715        796,769         798,489        823,799
               ------------------------                        -------        -------         -------        -------

    TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY           8,031,617      7,588,916       7,399,048      8,619,719

CONTINGENT CREDITS                                             917,791      1,079,749       1,310,519      1,637,050
---------------------------------------------------------------------------------------------------------------------


                         CREDICORP LTD. AND SUBSIDIARIES
                                     Table 2
                         CONSOLIDATED INCOME STATEMENTS
                         (In thousands of U.S. Dollars)


                                                                   Three months ended                 Twelve months ended
                                                       ------------------------------------------------------------------------
                                                            31.12.01       30.09.02      31.12.02      31.12.01       31.12.02
-------------------------------------------------------------------------------------------------------------------------------
INTEREST INCOME
   Interest on loans                                         123,786         98,991       101,314       544,255        420,341
   Interest and dividends on investments:                        380            304           490         2,387          2,293
   Interest on deposits with banks                            10,534         10,420        10,230        65,523         36,516
   Interest on trading securities                             20,361          9,915        10,753        82,607         54,197
                                                              ------          -----        ------        ------         ------
                Total Interest Income                        155,061        119,630       122,787       694,772        513,347
                                                             -------        -------       -------       -------        -------

INTEREST EXPENSE
   Interest on deposits                                       41,163         28,090        27,866       220,024        117,258
   Interest on borrowed funds                                 10,387          5,464         5,136        59,177         25,285
   Other interest expense                                      9,011          8,585        10,585        39,341         35,527
                                                               -----          -----        ------        ------         ------
                Total Interest Expense                        60,561         42,139        43,587       318,542        178,070
                                                              ------         ------        ------       -------        -------

                 Net Interest Income                          94,500         77,491        79,200       376,230        335,277
                 -------------------                          ------         ------        ------       -------        -------

Provision for possible loan losses, net                       40,394         32,236        23,735       134,357        111,646

Net interest income after provision for
    possible loan losses                                      54,106         45,255        55,465       241,873        223,631

OTHER INCOME
  Fees and commissions from banking services                  41,926         43,834        44,239       155,030        169,097
  Net gains from sales of securities                          32,928         (5,658)        5,447        31,737         (1,097)
  Net gains on foreign exchange transactions                   4,021          5,539         6,965        17,549         22,582
  Net premiums earned                                         27,245         31,326        30,854       112,204        125,218
  Other income                                                10,278         14,608        17,313        40,989         55,674
                                                              ------         ------        ------        ------         ------
                                                             116,398         89,649       104,818       357,509        371,474
                                                             -------         ------       -------       -------        -------

CLAIMS ON INSURANCE ACTIVITIES
  Net claims incurred                                          4,594          4,834         5,030        26,349         23,701
  Increase in future policy benefits for life and health      17,407         20,629        19,476        70,668         74,200
                                                              ------         ------        ------        ------         ------
                                                              22,001         25,463        24,506        97,017         97,901
                                                              ------         ------        ------        ------         ------

OTHER EXPENSES
  Salaries and employee benefits                              43,899         43,608        49,541       173,974        183,468
  General, administrative, and other taxes                    31,175         32,970        39,817       129,581        138,442
  Depreciation and amortization                               12,397         10,722        11,544        46,732         44,372
  Other                                                       15,434          7,581        12,645        57,594         43,142
                                                              ------          -----        ------        ------         ------
                                                             102,905         94,881       113,547       407,881        409,424
                                                             -------         ------       -------       -------        -------

Translation result                                               835           (900)          384        (2,575)        (2,482)

Income before income tax, and minority interest               46,433         13,660        22,614        91,909         85,298

   Income Tax                                                (10,496)        (8,809)       (5,987)      (21,557)       (32,628)
   Minority Interest                                          (9,427)        (1,771)       (3,110)      (15,839)       (10,287)

                      NET INCOME                              26,510          3,080        13,517        54,513         42,383
-------------------------------------------------------------------------------------------------------------------------------

                         CREDICORP LTD. AND SUBSIDIARIES
                                     Table 3
                          SELECTED FINANCIAL INDICATORS

                                                                   Three months ended                 Twelve months ended
                                                       -----------------------------------------------------------------------
                                                             31.12.01       30.09.02      31.12.02      31.12.01      31.12.02
------------------------------------------------------------------------------------------------------------------------------
Profitability
 Net income per common share (US$ per share)(1)                0.332          0.039         0.169         0.681         0.532
 Net interest margin on interest earning assets (2)            6.16%          5.37%         4.97%         6.12%         5.56%
 Return on average total assets (2)(3)                         1.36%          0.17%         0.68%         0.72%         0.52%
 Return on average shareholders' equity (2)(3)                13.26%          1.54%         6.67%         6.90%         5.23%
 No. of outstanding shares (millions)(4)                       79.46          79.75         79.75         79.46         79.75

Quality of loan portfolio
  Past due loans as a percentage of total loans                8.63%          8.02%         8.41%         8.63%         8.41%
  Reserves for loan losses as a percentage of
      total past due loans                                    98.18%        100.12%       103.82%        98.18%       103.82%
  Reserves for loan losses as a percentage of
       total loans                                             8.47%          8.03%         8.73%         8.47%         8.73%
  Reserves for loan losses as a percentage of
      substandard  loans (C+D+E)                              46.22%         45.38%        52.60%        46.22%        52.60%
  Past due loans - reserves for loan losses as a
      percentage of shareholders' equity                       0.80%         -0.05%        -1.88%         0.80%        -1.88%

Operating efficiency
 Oper. expense as a percent. of total income (5)              49.39%         48.82%        55.57%        52.85%        51.95%
 Oper. expense as a percent. of av. tot. assets(2)(3)(5)       4.85%          4.44%         5.11%         4.97%         4.53%

Capital adequacy
  Total Regulatory Capital (US$Mn)                             730.4          716.9         788.0         730.4         788.0
  Tier I Capital (US$Mn)                                       605.9          608.8         608.8         605.9         608.8
  Regulatory capital / risk-weighted assets (6)               12.35%         12.22%        12.30%        12.35%        12.30%

Average balances (US$Mn) (3)
  Interest earning assets                                    6,135.7        5,771.7       6,369.8       6,148.1       6,025.6
  Total Assets                                               7,810.3        7,345.2       8,009.4       7,608.0       8,104.3
  Net equity                                                   799.7          799.9         811.1         789.7         810.3

------------------------------------------------------------------------------------------------------------------------------

(1) Number of shares outstanding of 79.8 million in 3Q02 and 4Q02, and 79.5 million in 4Q01.
(2)  Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4)  Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income and other income. Operating expense is net of provisions for other assets received in lieu of loan repayment and mandatory employee profit sharing expense.
(6)  Risk-weighted assets include market risk assets.


                                     Table 4
                           CONSOLIDATED BALANCE SHEETS
 (Constant Nuevos Soles, as of December 31, 2002, and U.S. Dollars in thousands)

                     ASSETS                           30.09.01       31.12.01        30.09.02       31.12.02        31.12.02
------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   US$000(1)
CASH AND DUE FROM BANKS                              6,789.138       6,056.192      6,737.961       7,296.161      $2,076.312
-----------------------                              ----------      ----------     ----------      ----------     ----------
  Cash and Checks                                       781.880         861.973        871.653       1,081.814       $307.858
  Deposits in Central Bank of Peru                    4,339.335       3,838.365      4,851.451       4,767.030     $1,356.582
  Deposits  with local and foreign banks              1,667.923       1,355.854      1,014.857       1,447.317       $411.872

MARKETABLE SECURITIES, net                            1,523.613       1,531.495      1,652.907       1,938.413       $551.626

LOANS                                                12,924.050      12,883.273     12,752.044      15,652.850     $4,454.425
   Current                                           11,654.072      11,751.433     11,711.698      14,313.276     $4,073.215
   Past Due                                           1,269.978       1,131.840      1,040.346       1,339.574       $381.211
  Less - Reserve for possible loan losses            (1,224.435)     (1,190.052)    (1,120.026)     (1,456.805)     ($414.572)
LOANS  NET                                          11,699.615      11,693.221     11,632.018      14,196.045      $4,039.853
----------                                          -----------     -----------    -----------     -----------     ----------

INVESTMENT SECURITIES AVAILABLE FOR SALE                328.472         306.854        417.496         416.271       $118.461
PROPERTY, PLANT and EQUIPMENT, net                      639.567         655.530        614.310         779.203       $221.742
OTHER ASSETS                                            963.236         940.195        696.907         890.614       $253.447

                  TOTAL ASSETS                       21,943.641      21,183.487     21,751.599      25,516.707     $7,261.442

             LIABILITIES AND SHAREHOLDERS' EQUITY
DEPOSITS AND OBLIGATIONS:                           18,385.034      17,863.064     18,370.835      21,801.940      $6,204.308
-------------------------                           -----------     -----------    -----------     -----------     ----------
  Demand deposits                                     3,447.326       3,764.337      3,877.574       4,898.649     $1,394.038
  Saving accounts                                     5,032.635       5,332.662      5,200.073       5,855.263     $1,666.267
  Time deposits                                       9,905.073       8,766.065      9,293.188      11,048.028     $3,144.003

DUE TO BANKS  AND CORRESPONDENTS                        601.491         480.847        462.919         555.226       $158.004
OTHER LIABILITIES                                     1,127.325         978.421        965.561       1,164.888       $331.499

SHAREHOLDERS EQUITY:                                 1,829.791       1,861.155      1,952.284       1,994.653        $567.630
--------------------                                 ----------      ----------     ----------      ----------       --------
  Capital stock                                       1,030.424       1,020.803      1,094.762       1,094.677       $311.519
  Legal reserve                                         662.882         656.862        647.588         647.538       $184.274
  Retained earnings                                     136.485         183.490        209.934         252.438        $71.838

          TOTAL LIABILITIES AND EQUITY               21,943.641      21,183.487     21,751.599      25,516.707     $7,261.442

  Contingent Credits                                  3,090.155       3,586.218      4,501.584       5,465.242     $1,555.277
------------------------------------------------------------------------------------------------------------------------------

(1)  Translated at S/.3.514 per US$1.00.


                   BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                     Table 5
                         CONSOLIDATED INCOME STATEMENTS
 (Constant Nuevos Soles, as of December 31, 2002 and U.S. Dollars in thousands)


                                                    Three months ended                            Twelve months ended
                                    --------------------------------------------------------------------------------------------
                                        31.12.01     30.09.02     31.12.02     31.12.02     31.12.01      31.12.02     31.12.02
--------------------------------------------------------------------------------------------------------------------------------
Interest income and expense                                                    US$000(1)                               US$000(1)
  Interest income                        452.494      383.104      408.542     $116.261     2,038.782    1,599.738     $455.247
  Less - Interest expense                163.131      121.155      126.765       $36.074      874.446      501.581      $142.738
                                        --------     --------     --------      -------      --------     --------     --------
        Net interest income              289.363      261.949      281.777      $80.187     1,164.336    1,098.157     $312.509

Provisions for possible loan losses, net 113.747      110.083       69.020      $19.641       428.452      369.720     $105.213

Net interest income after provisions     175.616      151.866      212.757       $60.546      735.884      728.437      $207.296
------------------------------------    --------     --------     --------      -------      --------     --------     --------

Other Income
  Fees and commissions from services     130.244      151.740      148.494      $42.258       500.880      569.510     $162.069
  Net gains from sales of securities      21.171        1.074        4.748       $1.351        35.766       30.463       $8.669
  Net gains on foreing exchg. transacts.  15.630       19.071       23.508       $6.690        61.499       76.526      $21.777
  Other income                            22.731       23.211       35.626       $10.138       77.693      101.848       $28.983
                                         -------      -------      -------      -------       -------     --------      -------
                                         189.776      195.096      212.376       $60.437      675.838      778.347      $221.499
                                        --------     --------     --------      -------      --------     --------     --------

Other Expenses
  Salaries and employee benefits         119.531      128.577      147.526      $41.982       480.365      534.229     $152.029
  General and administrative              88.905      103.087      111.076      $31.610       343.618      389.607     $110.873
  Depreciation and amortization           29.268       29.137       28.999       $8.252       118.651      117.163      $33.342
  Taxes other than income tax              9.282        8.646        9.305       $2.648        40.249       34.610       $9.849
  Other                                   48.919       21.743       29.790        $8.478      162.907      125.901       $35.828
                                         -------      -------      -------       ------      --------     --------      -------
                                         295.905      291.190      326.696       $92.970    1,145.790    1,201.510      $341.921
                                        --------     --------     --------      -------    ----------   ----------     --------

 Result from exposure to inflation        12.936       27.281      (34.645)     ($9.859)       (1.530)      16.765       $4.771

     Income before income tax             82.423       83.053       63.792      $18.154       264.402      322.039      $91.645

    Income Tax                            35.416       21.850       21.283       $6.057        81.473       93.947      $26.735

            NET INCOME                    47.007       61.203       42.509      $12.097       182.929      228.092      $64.910

--------------------------------------------------------------------------------------------------------------------------------

(1)  Translated at S/.3.514 per US$1.00.


                   BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
                                     Table 6
                          SELECTED FINANCIAL INDICATORS

                                                              Three months ended                 Twelve months ended
                                                  ------------------------------------------------------------------------
                                                       31.12.01       30.09.02      31.12.02      31.12.01       31.12.02
--------------------------------------------------------------------------------------------------------------------------
Profitability
 Net income per common share (S/. per share)(1)           0.044          0.057         0.039         0.170          0.212
 Net interest margin on interest earning assets (2)       6.15%          5.57%         5.41%         6.20%          5.67%
 Return on average total assets (2)(3)                    0.87%          1.15%         0.72%         0.86%          0.98%
 Return on average shareholders' equity (2)(3)           10.19%         12.74%         8.62%        10.19%         11.83%

Quality of loan portfolio

  Past due loans as a percentage of total loans           8.79%          8.16%         8.56%         8.79%          8.56%
  Reserves for loan losses as a percentage of
      total past due loans                              105.14%        107.66%       108.75%       105.14%        108.75%
  Reserves for loan losses as a percentage of
       total loans                                        9.24%          8.78%         9.31%         9.24%          9.31%
  Reserves for loan losses as a percentage of
      substandard  loans (C+D+E)                         47.46%         46.19%        52.86%        47.46%         52.86%
  Past due loans - reserves for loan losses as a
      percentage of shareholders' equity                 -3.13%         -4.08%        -5.88%        -3.13%         -5.88%

Operating efficiency (5)
 Oper. expense as a percent. of total income (4)         55.82%         52.91%        58.10%        56.55%         55.92%
 Oper. expense as a percent. of av. tot. assets(2)(3)     4.96%          4.53%         4.86%         4.92%          4.49%

Capital adequacy
  Total Regulatory capital (constant millions S/.)      2,004.6        2,002.1       2,255.4       2,004.6        2,255.4
  Tier  I  Capital (constant millions S/.)              1,677.7        1,742.4       1,742.2       1,677.7        1,742.2
  Net equity as a percentage of period end total assets   8.79%          8.98%         7.82%         8.79%          7.82%
  Regulatory capital / risk-weighted assets              12.15%         12.73%        12.54%        12.15%         12.54%

Average balances (constant millions S/.) (3)
  Interest earning assets                              18,831.0       18,805.2      20,848.5      18,240.3       20,471.6
  Total Assets                                         21,563.6       21,365.8      23,634.2      21,152.7       23,350.1
  Net equity                                            1,845.5        1,921.6       1,973.5       1,794.5        1,927.9

Additional data
  No. of outstanding shares (millions)                    1,026          1,076         1,076         1,026          1,076
  No. of employees                                        7,747          7,977         8,356         7,747          8,356
  Inflation rate ( Wholesale price index)                -1.63%          1.70%        -0.18%        -2.41%          1.52%
  Exchange rate (S/. per 1 U.S. Dollar)                    3.44           3.64          3.51          3.44           3.51
-------------------------------------------------------------------------------------------------------------------------

(1) Shares outstanding of 1,076 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2)  Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4)  Total income includes net interest income and other income.
(5) Operating expense does not include mandatory employee profit sharing expense nor provisions for other assets received in lieu of loan repayment.



                      ATLANTIC SECURITY HOLDING CORPORATION
                                     Table 7
                             SELECTED FINANCIAL DATA
    (Thousands of U.S. Dollars, except net income per share, and percentages)

                                                              Three months ended             Twelve months ended
                                                      ---------------------------------------------------------------
                                                          31.12.01    30.09.02   31.12.02     31.12.01      31.12.02
---------------------------------------------------------------------------------------------------------------------
Results
  Net Interest Income                                       4,800      4,254       3,936        19,135        21,749
  Provisions for market risks                               3,000      1,332       2,987        11,441         9,439
  Other Income(1)                                           1,120       (357)      1,167         8,787         2,745
  Operating Expense                                         2,370      2,489       1,965        10,835         9,287
  Net Income                                                  549         75         151         5,646         5,768
  Net Income per share (US$)                                 0.01       0.00        0.00          0.14          0.14

Balance Sheets  (end of period)
  Total Assets                                            705,920    656,796     666,522       705,920       666,522
  Loan portfolio, net                                     176,071    153,820     160,483       176,071       160,483
  Marketable securities and investments                   330,564    298,905     313,828       330,564       313,828
  Total Deposits                                          555,669    537,333     544,346       555,669       544,346
  Shareholders' equity                                    128,742    102,381     110,260       128,742       110,260
  Funds under administration                              425,980    510,357     549,051       425,980       549,051

Ratios (2)
  Net interest margin / interest earning assets (3)(4)(5)    3.0%       3.0%        2.7%          2.7%          3.0%
  Return on average stockholders' equity(4)                  1.8%       0.3%        0.6%          4.3%          4.8%
  Return on average total assets(4)                          0.3%       0.0%        0.1%          0.8%          0.8%
  Past due loans as a percentage of total loans              0.0%       0.0%        0.0%          0.0%          0.0%
  Reserves for loan losses as a percentage
     of total loans                                          0.4%       0.4%        0.8%          0.4%          0.8%
  Operating expense  /  total income(6)                     40.0%      63.9%       38.5%         38.8%         37.9%
  Operating expense / average total assets(4)                1.4%       1.5%        1.2%          1.5%          1.4%
  Operating expense / average total assets +
                                funds under management(4)    0.9%       0.9%        0.7%          1.0%          0.8%
---------------------------------------------------------------------------------------------------------------------

(1)  Includes realized gains in securities.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3)  Averages determined from monthly balances.
(4)  Annualized.
(5) Without considering dividend income and dividend earning assets. (6) Without considering provisions for investments.




                   EL PACIFICO-PERUANO SUIZA AND SUBSIDIARIES
                                     Table 8
                             SELECTED FINANCIAL DATA
               (Constant Nuevos Soles as of December 31, 2002, and
             U.S. Dollars in thousands, except net income per share)


                                            As of and for the three month             As of and for the twelve month
                                                    period ended                               period ended
                                   --------------------------------------------------------------------------------------
                                     31.12.01    30.09.02     31.12.02   31.12.02    31.12.01    31.12.02     31.12.02
-------------------------------------------------------------------------------------------------------------------------
Results                                                                  US$000(1)                            US$000(1)
-------
  Total gross Premiums                  191,852     231,889      197,293   $56,145      736,367     859,061     $244,468
  Net Premiums Earned                   109,002     128,579      120,728   $34,356      428,903     483,023     $137,457
  Change in Reserves                     29,704      26,473       28,573    $8,131      119,091     118,069      $33,600
  Net Underwriting Results               18,790      21,615       13,761    $3,916       36,540      72,256      $20,562
  Net Financial Income                  256,909      19,767       22,139    $6,300      308,374      87,089      $24,783
  General Expenses                       30,618      24,977       30,668    $8,727      100,678     109,426      $31,140
  Net Income                            211,254      12,289        1,011      $288      214,139      35,547      $10,116
  Net Income per share (S/.)(2)           9.062       0.527        0.043    $0.012        9.185       1.525       $0.434

Balance Sheets  (end of period)

  Total Assets                        1,365,361   1,460,133    1,416,778    ######    1,365,361   1,416,778     $403,181
  Investments in Secur. and Real estate 826,968     985,476    1,024,318    ######      826,968   1,024,318     $291,496
  Technical Reserves                    705,351     861,186      894,068    ######      705,351     894,068     $254,430
  Net Equity                            478,425     352,644      334,510   $95,194      478,425     334,510      $95,194

Ratios

  Net underwriting results                 9.8%        9.3%         7.0%      7.0%         5.0%        8.4%         8.4%
  Loss ratio                              48.4%       44.5%        47.3%     47.3%        60.5%       44.6%        44.6%
  Return on avge. equity (3)(4)          471.4%       15.0%         1.2%      1.2%        55.7%        8.7%         8.7%
  Return on total premiums               110.1%        5.3%         0.5%      0.5%        29.1%        4.1%         4.1%
  Shareholders' Equity  /  Total Assets   35.0%       24.2%        23.4%     23.4%        35.0%       23.4%        23.4%
  Increase in Risk Reserves               21.4%       17.1%        19.1%     19.1%        21.7%       19.6%        19.6%
  Combined Ratio                         107.1%       97.8%       108.1%    108.1%       113.0%      102.8%       102.8%
----------------                         ------       -----       ------    ------       ------      ------       ------
    - Net Claims / Net Premiums           70.6%       71.3%        73.2%     73.2%        81.6%       73.0%        73.0%
    - Op. Exp.+Comiss./Net Premiums       36.5%       26.5%        34.9%     34.9%        31.4%       29.8%        29.8%
  Operating expense/Net Premiums          28.1%       19.4%        25.4%     25.4%        23.5%       22.7%        22.7%
  Oper. expense / Avge. assets (3)(4)     10.1%        7.3%         8.8%      8.8%         8.5%        7.8%         7.8%
-------------------------------------------------------------------------------------------------------------------------

(1)  Translated at S/.3.514 per US$1.00.
(2)  Based on 23.3 million shares in all periods.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4)  Annualized.
